Contact

www.linkedin.com/in/dereckquock
(LinkedIn)

Top Skills

JavaScript
Node.js
React.js

Dereck Quock

Faith Tech Co-Founder
San Jose, California, United States

Experience

Good Quests Company | Building Lighthouse
Chief Technology Officer
June 2026 - Present (2 months)

We're at a rare inflection point.

Interest in God is at an all-time high. It's being led by Gen Z and A, the most
spiritually hungry generation we've seen in decades. They're asking timeless
questions like, "Will I ever be loved?" "Am I on the right path?"

We are building the experiences and the tools that help them find wisdom that
will change their life.

Our mission is to build worlds where ordinary life becomes a holy adventure.

Salt + Light
Chief Technology Officer
January 2024 - June 2026 (2 years 6 months)

An intelligent prayer platform that deepens faith & communities.

Alto Pharmacy
Senior Software Engineer
March 2021 - January 2024 (2 years 11 months)

PayPal
Staff Software Engineer
June 2012 - 2021 (9 years)

Facebook
Application Engineer
June 2011 - September 2011 (4 months)
Palo Alto, CA

Education

California Polytechnic State University-San Luis Obispo

B.S., Computer Engineering · (2007 - 2012)